Subject to Completion

Preliminary Pricing Supplement dated February 14, 2012

The information in this preliminary pricing supplement is not complete and may be changed.   This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and index supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Pricing Supplement (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011 and Index Supplement dated May 31, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

$[•] Buffered Super TrackSM Notes due August 19, 2013 Linked to the Performance of the S&P 500® Index Global Medium-Term Notes, Series A, No. E-7157

Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC
Initial Valuation Date:	February 14, 2012
Issue Date:	February 17, 2012
Final Valuation Date:	August 14, 2013*
Maturity Date:	August 19, 2013**
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof
Reference Asset:	S&P 500® Index (the “Index”) (Bloomberg ticker symbol “SPX <Index>“)
Maximum Return:	19.35%
Upside Leverage Factor:	1.50
Downside Leverage Factor:	1.25
Buffer Percentage:	20.00%
Payment at Maturity:

If the Index Return is greater than 0%, you will receive (subject to our credit risk) a cash payment per $1,000 principal amount Note equal to (a) $1,000 plus (b) the product of (x) $1,000 times (y) the Index Return times the Upside Leverage Factor of 1.50, subject to the Maximum Return on the Notes. For example, if the Index Return is 12.90% or more, you will receive the Maximum Return on the Notes of 19.35%, which entitles you to the maximum total payment of $1,193.50 for every $1,000 principal amount Note that you hold. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the Maximum Return of 19.35%:

$1,000 + [$1,000 x (Index Return x 1.50)]

If the Index Return is less than or equal to 0.00% and equal to or greater than -20.00%, you will receive (subject to our credit risk) the principal amount of your Notes; and

If the Index Return is less than -20.00%, you will receive (subject to our credit risk) a cash payment per $1,000 principal amount Note equal to (a) $1,000 plus (b) the product of (x) $1,000 times (y) the Downside Leverage Factor of 1.25 times (z) the sum of (i) the Index Return plus (ii) the Buffer Percentage, calculated per $1,000 principal amount Note as follows:

$1,000 + [$1,000 x 1.25 x (Index Return + 20.00%)]

If the Index declines by more than 20% from its Initial Level on the Initial Valuation Date to the Final Level on the Final Valuation Date, you will lose 1.25% of the principal amount of your Notes for every 1% that the Index Return is below -20%. You will lose some or all of your principal at maturity if the Final Level declines from the Initial Level by more than 20%. Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

Index Return:	The performance of the Index from the Initial Level on the Initial Valuation Date to the Final Level on the Final Valuation Date, calculated as follows: Final Level – Initial Level Initial Level
Initial Level:	[•], the Index Closing Level on the Initial Valuation Date.
Final Level:	The Index Closing Level on the Final Valuation Date.
Index Closing Level:

With respect to a valuation date, the closing level of the Index published at the regular weekday close of trading on that valuation date as displayed on Bloomberg Professional® service page “SPX<Index>“ or any successor page on Bloomberg Professional® service or any successor service, as applicable. In certain circumstances, the closing level of the Index will be based on the alternate calculation of the Index as described in “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” of the accompanying Prospectus Supplement.

Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06738KR52 / US06738KR523

*       Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement.

**     Subject to postponement in the event of a market disruption event and as described under “Terms of the Notes—-Maturity Date” and “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PPS-3 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete.   Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	0.00%	100.00%
Total	$	$	$

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this preliminary pricing supplement.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 and the index supplement dated May 31, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

•                  Index Supplement dated May 31, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511154632/d424b3.htm

Our SEC file number is 1-10257.  As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes.  The “total return” as used in this preliminary pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  Note that, for purposes of the hypothetical total returns set forth below, we are assuming a hypothetical Initial Level of 1,351.77.  The Maximum Return on the Notes is 19.35%, the Upside Leverage Factor is 1.50 and the Downside Leverage Factor is 1.25. These examples do not take into account any tax consequences from investing in the Notes.

Final Level	Index Return	Payment at Maturity*	Total Return
2,095.24	55.00%	$1,193.50	19.35%
1,960.07	45.00%	$1,193.50	19.35%
1,824.89	35.00%	$1,193.50	19.35%
1,689.71	25.00%	$1,193.50	19.35%
1,526.15	12.90%	$1,193.50	19.35%
1,486.95	10.00%	$1,150.00	15.00%
1,419.36	5.00%	$1,075.00	7.50%
1,385.56	2.50%	$1,037.50	3.75%
1,351.77	0.00%	$1,000.00	0.00%
1,284.18	-5.00%	$1,000.00	0.00%
1,216.59	-10.00%	$1,000.00	0.00%
1,149.00	-15.00%	$1,000.00	0.00%
1,081.42	-20.00%	$1,000.00	0.00%
946.24	-30.00%	$875.00	-12.50%
851.62	-37.00%	$787.50	-21.25%
675.89	-50.00%	$625.00	-37.50%
540.71	-60.00%	$500.00	-50.00%
405.53	-70.00%	$375.00	-62.50%
270.35	-80.00%	$250.00	-75.00%
135.18	-90.00%	$125.00	-87.50%
0.00	-100.00%	$0.00	-100.00%

*per $1,000 principal amount Note

PPS-1

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an Initial Level of 1,351.77 to a Final Level of 1,385.56.

Because the hypothetical Index Return of 2.50% multiplied by the Upside Leverage Factor of 1.50 does not exceed the hypothetical Maximum Return of 19.35%, the investor receives a payment at maturity of $1,037.50 per $1,000.00 principal amount Note calculated as follows:

$1,000 + [$1,000 x (2.50% x 1.50)] = $1,037.50

The total return on the investment of the Notes is 3.75%.

Example 2: The level of the Index decreases from an Initial Level of 1,351.77 to a Final Level of 1,284.18.

Because the hypothetical Final Level of 1,284.18 is less than the hypothetical Initial Level of 1,351.77 by a percentage equal to or less than the Buffer Percentage of 20.00%, the investor will receive a payment at maturity of $1,000.00 per $1,000.00 principal amount Note.

The total return on the investment of the Notes is 0.00%.

Example 3: The level of the Index increases from an Initial Level of 1,351.77 to a Final Level of 1,689.71.

Because the hypothetical Index Return of 25.00% multiplied by the Upside Leverage Factor of 1.50 exceeds the hypothetical Maximum Return of 19.35%, the investor will receive a payment at maturity of $1,193.50 per $1,000.00 principal amount Note, the maximum total payment on the Notes.

The total return on the investment of the Notes is 19.35%.

Example 4: The level of the Index decreases from an Initial Level of 1,351.77 to a Final Level of 946.24.

Because the hypothetical Final Level of 946.24 is less than the hypothetical Initial Level of 1,351.77 by more than the Buffer Percentage of 20.00%, the investor will receive a payment at maturity of $875.00 per $1,000.00 principal amount Note calculated as follows:

$1,000 + [$1,000 x (Index Return + Buffer Percentage) x Downside Leverage Factor]

$1,000 + [$1,000 x (-30.00% + 20.00%) x 1.25] = $875.00

The total return on the investment of the Notes is -12.50%.

Selected Purchase Considerations

•                  Market Disruption Events and Adjustments—The Final Valuation Date, the Maturity Date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

o    For a description of what constitutes a market disruption event with respect to the Index as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities”; and

o    For a description of further adjustments that may affect the Index, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index”.

•                  Appreciation Potential—If the Index Return is positive, the payment at maturity of the Notes (subject to our credit risk) will provide you with a total return on the Notes equal to the Index Return multiplied by the Upside Leverage Factor, up to the Maximum Return.  Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party.

•                  Exposure to U.S. Equities of the S&P 500® Index—The return on the Notes is linked to the performance of the S&P 500® Index from the Initial Level on the Initial Valuation Date to the Final Level on the Final Valuation Date.  The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  For

PPS-2

additional information about the Index, see the information set forth under “Non Proprietary Indices—Equity Indices—S&P 500® Index” in the Index Supplement.

•                  Material U.S. Federal Income Tax Considerations— The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

We intend to treat the Notes as prepaid forward contracts or other executory contracts subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement.  Pursuant to the terms of the Notes, each holder agrees to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

If one or more of the entities included in the Index are treated as a REIT,  partnership or trust, or PFIC for U.S. federal income tax purposes, or otherwise as a “pass-thru entity” for purposes of section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), it is possible that the Notes will be subject to the “constructive ownership” rules of section 1260 of the Code.  If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the Notes could be treated as ordinary income and subject to an interest charge.

In Notice 2008-2, the Internal Revenue Service and the Treasury Department requested comments as to whether the purchaser of certain notes (which may include the Notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual.  Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a Note is required to accrue income in respect of the Note prior to the receipt of payments under the Note or its earlier sale.  Moreover, it is possible that any such regulations or other guidance could treat all or a portion of any income and gain (including gain on a sale) of a U.S. holder in respect of a Note as ordinary income or short-term capital gain, or that the IRS otherwise could successfully assert that, under current law, all or a portion of any such income and gain should be treated as ordinary income or short-term capital gain.  Finally, it is possible that a non-U.S. holder of the Note could be subject to U.S. withholding tax in respect of a Note.  It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis).  Prospective investors are urged to consult with their tax advisors regarding the possible U.S. federal income tax consequences to them of the purchase, ownership, and disposition of the Notes.

3.8% Medicare Tax on “Net Investment Income.”  Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include any gain and other income realized with respect to the Notes, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return.  U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.

Information Reporting.  Holders that are individuals (and, to the extent provided in future regulations, entities) may be required to disclose information about their Notes on IRS Form 8938—“Statement of Specified Foreign Financial Assets” if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000.  Significant penalties can apply if a holder fails to disclose its specified foreign financial assets.  We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes..

Selected Risk Considerations

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Index.  These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•     “Risk Factors—Risks Relating to All Securities”;

•                  “Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•     “Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•     “Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”;

•     “Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level; and

•                  “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds.”

PPS-3

In addition to the risks described above, you should consider the following:

•                  Your Investment in the Notes May Result in Significant Loss; You May be Exposed to Any Decline From the Initial Level to the Final Level of the Index on a Leveraged Basis—The Notes do not guarantee any return of principal.  The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative.  If the Index declines by more than 20% from the Initial Level on the Initial Valuation Date to the Final Level on the Final Valuation Date, you will lose 1.25% of the principal amount of your Notes for every 1% that the Index Return falls below -20%.  Accordingly, your investment will be exposed on a leveraged basis to any decline from the Initial Level to the Final Level beyond the Buffer Percentage of 20.00%.  You may lose up to 100% of the principal amount of your Notes if the Index declines from the Initial Level to the Final Level.

•                  Any Positive Return on the Notes Will Not Exceed the Maximum Return—If the Index Return is greater than 0%, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return of 19.35% multiplied by $1,000.  Accordingly, the maximum payment that you may receive at maturity will be $1,193.50 per $1,000 principal amount Note.

•                  Limited Protection (Subject to Our Credit Risk) Only at Maturity and Only to the Extent Afforded by the Buffer Percentage—If the Index Return is negative, the payment at maturity of the Notes will depend on the extent to which the Final Level of the Index on the Final Valuation Date declines from the Initial Level of the Index on the Initial Valuation Date. If the Final Level declines from the Initial Level by more than 20%, you will lose an amount equal to 1.25% of the principal amount of your Notes for every 1% that the Index Return falls below -20%.  Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

•                  Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                  No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•                  The Payment at Maturity of Your Notes is Not Based on the Level of the Index at Any Time Other than the Index Closing Level on the Final Valuation Date—The Final Level of the Index will be based solely on the Index Closing Level on the Final Valuation Date (subject to adjustments as described in the prospectus supplement). Therefore, if the level of the Index drops precipitously on the Final Valuation Date, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had such payment been linked to the level of the Index prior to such drop.  Although the level of the Index on the Maturity Date or at other times during the life of your Notes may be higher than the Final Level of the Index on the Final Valuation Date, you will not benefit from any increases in the level of the Index other than the increase, if any, in the level of the Index from the Initial Level on the Initial Valuation Date to the Final Level on the Final Valuation Date.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this preliminary pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•                  Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above.  For further discussion, see “Certain U.S. Federal Income Tax Considerations” above, as well as “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the prospectus supplement.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

PPS-4

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o    the expected volatility of the Index;

o    the time to maturity of the Notes;

o    the dividend rate on the common stocks underlying the Index;

o    interest and yield rates in the market generally;

o    the supply and demand for the Notes;

o    a variety of economic, financial, political, regulatory or judicial events; and

o    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index Closing Level from January 7, 2002 through February 13, 2012. The Index Closing Level on February 13, 2012 was 1,351.77.

We obtained the Index Closing Levels below from Bloomberg, L.P.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P.  The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Level on the Final Valuation Date.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

PPS-5